

Mail Stop 3720

June 8, 2009

Mr. Rene Arbic
President, Chief Executive Officer
Hipso Multimedia, Inc.
550 Chemin du Golf, Suite 202, Ile des Soeurs
Quebec, Canada H3E 1A8

> **RE:** **Hipso Multimedia, Inc.**
> **File No. 333-131599**
> **Form 10-K for the year ended November 30, 2008**
> **Filed March 24, 2009**

Dear Mr. Arbic:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 30, 2008

General

1.   Please add the appropriate disclosure to the front of your Form 10-K indicating by check mark that you are a "smaller reporting company."

2.   Please file as an exhibit the employment agreement with Mr. Arbic. In addition, please file as exhibits all material contracts and consultancy agreements or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

3.   We note a press release dated February 3, 2009, announcing that Valtech
        Communications, Inc., a wholly-owned subsidiary of Hipso Multimedia, Inc., formed a
        strategic partnership with Canvar Group Inc. In addition, we note that you did not file a
        Form 8-K with the Commission disclosing this information. In your response tell us why
        you believe the filing of a current report on Form 8-K was not necessary. Item 1.01 of
        Form 8-K requires registrants to disclose the entry into a material definitive agreement.
        Finally, we note that you did not file the agreement as an Exhibit to your Form 10-Q for
        period ended April 14, 2009. Please file the agreement as an Exhibit in future filings or
        explain to us why you determined you were not required to file the agreement as an
        Exhibit pursuant to Item 601(b)(10).

Item 1. Business, page 2

4.   Revise this section to briefly describe your business and include, to the extent material,
        the competitive business condition of your company. Please include a discussion of the
        company's competitive position within your industry and your methods of competition.

5.   Revise to include a discussion of all patents, trademarks and licenses, including duration,
        held by you and your subsidiaries. Refer to Item 101(h)(vii).

6.   We note your disclosure in the Notes to the Financial Statements on page F-14 discussing
        the company's significant customers, as measured by percentage of total accounts
        receivable. We note as of November 30, 2008, 41% of the Company's accounts
        receivables were with two customers. Revise this section to include the identity of the
        two customers. Also, include appropriate risk factor disclosure related to your
        dependence on one or a few major customers. Refer to Item 101(h)(vi) of Regulation S-
        K. Finally, please file your material contract(s) with these customers or explain to us
        why you determined you were not required to file them pursuant to Item 601(b)(10) of
        Regulation S-K.

7.   Revise to include the number of part-time and full-time employees of you and your
        wholly-owned subsidiary.

Item 1A. Risk Factors, page 3

8.   Please revise the risk factor disclosure to address your auditor's going concern opinion.

Item 3. Legal Proceedings, page 6

9.   We note your disclosure in this section, and in the Notes to the Financial Statements on
        pages F-13 and F-15, relating to a legal proceeding brought by you involving your
        transfer agent and two shareholders. For purposes of disclosure, please comply with all
        of the disclosure requirements of Item 103 of Regulation S-K. Include the name of the
        court or agency in which the proceedings are pending, the date instituted, the principal

Mr. Rene Arbic
Hipso Multimedia, Inc.
June 8, 2009
Page 3

parties involved, a description of the factual basis underlying the proceeding and the relief sought.

Securities Authorized for Issuance for Equity Compensation, page 7

10.   Revise to include this information in tabular format as required by Item 201(d) of Regulation S-K.

Sales of Unregistered Equity Securities, page 7

11.   Revise to include all the required information pursuant to Item 701 of Regulation S-K related to unregistered sales and issuances of equity securities. We note your disclosure here and in the Notes to the Financial Statements of multiple sales and issuances of shares of your common stock within the past three years.

Item 7. Management's Discussion and Analysis, page 8

12.   Revise this section to include a sub-section titled "Liquidity." In this sub-section, include a detailed discussion of actions that management has already taken as well as future plans, both in the short term and long term, to address your liquidity needs. You should provide a detailed discussion of management's viable plan for financing your operations. Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Specifically, include a discussion of the manner in which you intend to generate future revenues and satisfy, where necessary, your debt obligations. We note your disclosure on page 8 discussing that you do not have sufficient funds to complete your current transaction with Ericsson and will need to raise additional funds. In addition, we note your disclosure on page 9 discussing your dependence on the purchasing of electronic hardware and cables

Results of Operations, page 10

13.   For purposes of disclosure, revise to provide more analysis as to reasons behind your period-to-period changes in your "results of operations" section. More detail should be provided as to why line items have changed and whether any changes have prospective implications. In addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.

Item 9A(T) Controls and Procedures, page 11

14.   We note the disclosure on page 11 stating that due to significant deficiencies in internal control over financial reporting, your disclosure controls and procedures were not effective as of November 30, 2008. Please explain this disclosure. Provide more

information as to why you believe your disclosure controls and procedures are not effective as of November 30, 2008.

15.   We note your statement, "[t]he material weakness in internal controls over financial reporting and controls relating to contracts has been addressed by the Company." Please clarify this disclosure. Describe the material weakness mentioned, including the nature of the specific internal control deficiency and noting specific line items affected in the financial statements. Also disclose how and when you remediated the material weakness.

16.   Revise your disclosure to delete the mitigating words "except for" and include a statement as to whether or not management has concluded that internal control over financial reporting is effective at November 30, 2008 as required by Item 308T of Regulation S-K.

17.   Please give us a detailed analysis about the severity of the significant deficiencies noted on page 11. Specifically tell us how you reached the conclusion that the significant deficiencies described did not rise to the level of being material weaknesses.

18.   We note your disclosure stating, "[e]xcept as described above, there were no changes in our internal controls over financial reporting during the fourth quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please describe all changes in your internal controls over financial reporting that occurred during the fourth quarter of fiscal year 2008. Based on your disclosure, it is unclear what changes you are referring to and where the changes took place.

Summary Compensation Table, page 14

19.   Revise this section to include fiscal year 2008 compensation figures. Include all compensation awarded to, earned by or paid to Hipso Multimedia's Chief Executive Officer and each of the other executive officers that were serving as executive officers at November 30, 2008. We note the disclosure under Item 10 that Mr. Alex Kestenbaum has served as Secretary, Treasurer and Director of Hipso Multimedia, Inc. since June 2, 2008. In addition, revise the table name on page 14 to be titled "Summary Compensation Table."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 15

20.   Please provide the address of each beneficial holder of five percent or more of your securities. In addition, please include a footnote indicating the amount known to be shares with respect to which such listed beneficial owner has the right to acquire beneficial ownership, as specified in Rule 13d-3(1) under the Exchange Act of 1934.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3257 with any questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief